Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

1933 Act Rule 485(a)

1933 Act File No. 333-170750

1940 Act File No. 811-22497

July 26, 2021

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Strategy Shares (the “Registrant”)

File Nos. 333-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 79/82 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of registering shares of a new series of the Registrant designated as the Strategy Shares Halt Climate Change ETF (the “Fund”).

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Fund.

The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

-/s/ Michael P. O’Hare

Michael P. O’Hare